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                              December 14, 2023

       Brian Willey
       EVP and Chief Financial Officer
       Matador Resources Company
       5400 LBJ Freeway, Suite 1500
       Dallas, Texas 75240

                                                        Re: Matador Resources
Company
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 1, 2023
                                                            File No. 001-35410

       Dear Brian Willey:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Business
       Estimated Proved Reserves, page 17

   1. We note the reconciliation of the changes in proved undeveloped reserves includes a line item entry of 46.4
MMBoe for    Extensions and Discoveries    that combines additions of
                                                        53.8 MMBoe in new
reserves with an offset to remove 7.4 MMBoe for reserves that were not developed or were
no longer expected to be developed within five years of their initial bookings as a result of
changes in development plans. We also note you include similar adjustments to the net
quantities shown in the reconciliation of the changes in total proved reserves for
Extensions and Discoveries    on page F-40 for the years ending December
                                                        31, 2022 and 2021,
respectively.

                                                        We believe that changes
associated with reclassifying reserves due to changes in a
                                                        previously adopted
development plan should be categorized as revisions and included in the reconciliation
under line item    Revisions of Prior Estimates.    Refer to the guidance in
 Brian Willey
Matador Resources Company
December 14, 2023
Page 2
         subparagraphs (a) and (d) of FASB ASC 932-235-50-5 and revise the classifications within your proved undeveloped and total proved reserves reconciliations and the associated narratives accordingly.
Drilling Results, page 22

2. Please expand or modify the disclosure of your drilling activities to clarify the extent, if true, that your exploratory wells include and/or exclusively represent extension wells.
         Refer to the definition of a productive well in Item 1205(b)(2) of Regulation S-K and the definitions of an exploratory well and an extension well in Rule 4-10(a)(13) and (a)(14) of
         Regulation S-X, respectively. Also, expand your    Glossary of Oil and
Natural Gas Terms
         to include the definition for an extension well.
Unaudited Supplementary Information
Supplemental Oil and Natural Gas Disclosures
Standardized Measure of Discounted Future Net Cash Flows and Changes Therein Relating to
Proved Oil and Gas Reserves, page F-42

3. We note disclosure in footnote (4) on page 18 clarifies the standardized measure includes future plugging and abandonment expenses. Please expand the discussion accompanying the presentation of the standardized measure on page F-42 to include a similar statement.
         Refer to FASB ASC 932-235-50-36.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with any questions regarding the comments. Please contact Craig Arakawa, Branch Chief, at (202) 551-3650 with any other questions.



FirstName LastNameBrian Willey                                 Sincerely,
Comapany NameMatador Resources Company
                                                               Division of
Corporation Finance
December 14, 2023 Page 2                                       Office of Energy
& Transportation
FirstName LastName